AM 8/21/2002

02022788

RECD S.E.C.
AUG 1 9 2002
526

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8-37362

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
INTREPID SECURITIES, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1926 PACIFIC COAST HWY #221
(No. and Street)

REDONDO BEACH (City) CA (State) 90277 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Kelly (310) 792-3819
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KENNETH E WALSH
(Name — *if individual, state last, first, middle name*)

326 S. PACIFIC COAST HWY #203 (Address) REDONDO BEACH (City) CA (State) 90277 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 2 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY
P

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN KELLY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTREPID SECURITIES, as of DECEMBER, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Los Angeles

Signature

PRESIDENT
Title

Notary Public
Subscribed And Sworn To Before Me This 5th Day of August 2002

PHILIP ADAM SCHWINDT
Commission # 1257275
Notary Public - California
Los Angeles County
My Comm. Expires Mar 21, 2004

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTREPID SECURITIES, INC
12-31-2001 & 12-31-2000

See Notes to Financial Statements

INDEPENDENT AUDITORS REPORT

The Board of Directors and Stockholders
Intrepid Securities, Inc.

I have audited the accompanying Balance Sheet of Intrepid Securities, Inc. as of December 31, 2000 and 2001 and the related statements of operations, stockholders' equity, and cash flows for the years ending December 31, 2000 and 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intrepid Securities, Inc. as of December 31, 2000 and 2001 and the Changes in Cash Flows for the year ended December 31, 2000 and 2001 in conformity with generally accepted accounting principles.

Kenneth E. Walsh
Certified Public Accountant
July 27, 2002

Intrepid Securities, Inc.
Statement of Income
for the years ended December 31, 2000 and 2001

	December 31, 2000	2001
Revenues:		
Income earned	$ 1,007,304	$ 453,808
Operating Expenses:		
Advertising	3,047	10,141
Automobile	43	175
Bank Charges	1,783	835
Commissions	566,213	301,998
Computer Services	75,479	9,566
Entertainment	3,050	2,574
Fee Expense	109,765	6,110
Insurance	2,611	1,367
Professional Fees	16,972	2,100
License & Taxes	19,127	6,969
Repairs	1,567	0
Miscellaneous	10,333	12,814
Office Expense	1,078	1,945
Outside labor	24,671	21,835
Parking	300	1,660
Postage	1,170	2,442
Printing	101	96
Rent	66,580	14,350
Salaries	145,334	41,776
Supplies	1,203	2,605
Travel	833	95
Telephone	15,730	9,567
Utilities	1,856	1,421
Total Operating Expenses	1,068,846	452,442
Net Profit (Loss)	$ (61,542)	$ 1,366

See Notes to Financial Statements

Intrepid Securities, Inc.
Balance Sheet
as of December 31, 2000 and 2001

Assets

	December 2000	December 2001
Current Assets:		
Cash in Bank	$ 40,760	$ 24,068
Accounts Receivable	4,900	11,000
Total Assets	$ 45,660	$ 35,068
Fixed Assets:		
Equipment	587	587
Less Accumulated Depreciation	(587)	(587)
	0	0
Total assets:	$ 45,660	$ 35,068

Liabilities & Stockholders Equity

	2000	2001
Current Liabilities:		
Accounts Payable	$ 5,400	$ 5,000
Total Liabilities	5,400	5,000
Stockholders Equity:		
Common Stock, (no par value, 10,000,000 shares authorized, 10,000 shares issued and outstanding at December 31, 2000 and 2001.)	23,400	23,400
Additional paid-in Capital	276,960	260,389
Retained Earnings	(246,700)	(240,321)
Treasury Stock	(13,400)	(13,400)
Total Stockholders Equity	40,260	30,068
Total Liabilities and Stockholders' Equity	$ 45,660	$ 35,068

Intrepid Securities, Inc.
Statement of Cash Flows
for the periods ending December 31, 2000 and 2001

	December 31, 2000	December 31, 2001
Cash Flows from operating activities:		
Net Profit (Loss)	$ (61,542)	$ 1,366
Less Depreciation	0	0
Net Decrease (Increase) in Receivables	12,894	(9,794)
Net(Decrease) Increase in Payables	400	800
Net cash provided (used) by operating	(48,248)	11,820
Cash Flows from Investing Activities:		
Purchase of Equipment	0	(587)
Cash Flows from financing activities:		
Additional Capital Contributed	42,008	1,613
Net Increase (Decrease)in Cash	$ (6,240)	$(12,846)

Intrepid Securities Inc.

Statement of Changes in Stockholders' Equity
For the year ended December 31, 2000 and 2001

	Common Shares	Common Amount	Additional paid-in Capital	Treasury Stock Shares	Treasury Stock Amounts	Retained Earnings	Total Stockholders Equity
Balance, at January, 01, 1999	10,000	$23,400	$ 233,339	1,500	$ 13,400	$ (205,385)	$ 37,954
Additional paid in Capital contributed			1,613				1,613
Net profit						20,227	20,227
Balance at December 31, 1999	10,000	$23,400	$ 234,952	1,500	$ 13,400	$ (185,158)	$ 59,794
Additional paid in Capital contributed			42,008				42,008
Net profit						(61,542)	(61,542)
Balance at December 31, 2000	10,000	$23,400	$ 276,960	1,500	$ 13,400	$ (246,700)	$ 40,260
Return of Additional paid in Capital			(11,557)				(11,557)
Net Profit						1,365	1,365
Balance at December 31, 2001	10,000	$23,400	$265,403	1,500	$ 13,400	$ (245,335)	$ 30,068

Intrepid Securities, Inc.
Notes to Financial Statements

Note 1) Calculation of Net Capital

	December 31, 2000	1999
Ownership Capital	$40,260	$ 59,794
Haircuts on securities	0	0
Non allowables Assets	0	0
Tentative Net Capital	40,260	59,794
Net Capital Required	5,000	5,000
Excess Net Capital	$35,260	$ 54,794

Reconciliation of Net capital with company's computation as of December 31, 2000

Net capital, as reported in company's part II unaudited focus report	$ 35,660
Year end adjustment made during audit: To accrue additional payables	400
Net Capital as adjusted for audit	$ 35,260

Note 2) Lease Expense

The Company currently leases their office on a month to month basis. The rent is $11,060 a month and isn't expected to increase any time in the next year.

Note 3) Fixed Assets

All of the furniture and equipment used by the Company is owned by the primary stockholder and no rent is being charged. The remainder of the equipment is leased. The leases are short term.

Intrepid Securities, Inc.
Notes to Financial Statements

Note 4) Internal Control

No material inadequacies were found that would affect the Company's internal control.

Note 5) SPIC Assessment

When Intrepid Securities, Inc. files their SPIC supplement report for 2000 and 1999, the calculations showed that they were under the minimum in gross income. Therefore they paid the minimum assessment for the two years.

KENNETH E WALSH CPA

326 S. PACIFIC COAST HIGHWAY
REDONDO BEACH CA 90277

Phone (310)372-7055
Fax (310) 372-7360

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

The Board of Directors and Stockholders
Intrepid Securities, Inc.
21535 Hawthorne Blvd. #990
Torrance CA 90503

In planning and performing our audit of the financial statements of Intrepid Securities, Inc. for the year ended December 31, 2001, we considered it's internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not provide assurance on the internal control structure. Among the elements of the internal control structure that we considered are the accounting system and control procedures, including procedures for safeguarding securities.

Also as required by Rule 17a-5g of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Intrepid Securities, Inc. that we consider relevant to the objectives stated in rule 17a-5g, in making the periodic computations of net capital under Rule 17a-3a(11) and the procedures for determining compliance with the exemption provision of Rule 15c3-3.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures. In fulfilling this responsibility, estimates and judgments by management are required to access the expected benefits and related cost of internal control structure polices and procedures and of the practices and procedures referred to above. The objective of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5g lists additional objectives of the practices and procedures tested.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to the future periods is subject to risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of the policies and procedures may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements do not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed no conditions that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities and Exchange act of 1934 and the related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based upon this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001,to meet the commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of securities dealers.

Kenneth E. Walsh
Certified Public Accountant
July 27 2002